12235 El Camino Real, Suite 200 San Diego, CA 92130-3002 PHONE 858.350.2300 FAX 858.350.2399 www.wsgr.com

July 15, 2015

VIA EDGAR AND COURIER

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, D.C. 20549-6010

Re:	NantKwest, Inc. (fka Conkwest, Inc.)
Registration Statement on Form S-1
Submitted Confidentially on May 14, 2015
Filed on June 19, 2015, amended on July 2, 2015, July 13, 2015 and July 15, 2015
File No. 333-205124

Dear Mr. Spirgel:

This letter responds to the comments delivered telephonically by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), on July 13, 2015 and July 14, 2015, to NantKwest, Inc. (the “Company”) regarding the comment response letter filed on July 13, 2015 in connection with the Registration Statement on Form S-1, File No. 333-205124, filed by the Company on June 19, 2015 and amended on July 2, 2015, July 13, 2015 and July 15, 2015 (the “Registration Statement”).

This letter sets forth the telephonic comments of the Staff and, following the comment, sets forth the Company’s response. The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment No. 3”), responding to the Staff’s comments and updating the Registration Statement. We will provide the Staff with a copy of the Amendment No. 3, together with a copy that is marked to show the changes from the Registration Statement.

AUSTIN    BEIJING    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO    SAN DIEGO

SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

July 15, 2015

In response to the Staff’s oral comment regarding the factual background and analysis regarding the accounting treatment of the Inex Bio transactions in February and March 2015, the Company advises the Staff that the Company has revised its financial statements for the quarter ended March 31, 2015 in Amendment No. 3 to account for the Inex Bio transaction as the reacquisition of an asset, which asset is the previously licensed rights to the Company’s technology described below, rather than as a transaction under common control.

In April 2012, the Company made a strategic decision to enter into a License Agreement (the “Inex License Agreement”) with Inex Bio, Inc., a Republic of Korea corporation (“Inex Bio”). Under the Inex License Agreement, the Company provided Inex Bio with an exclusive license to certain pending patent applications for the Company’s aNK cell line to be used in products only in the geographies of China, Indonesia, Japan, Malaysia, Philippines, South Korean, Singapore, Taiwan, Thailand and Vietnam (collectively, the “Asian Territories”). The term of the Inex License Agreement was ten years from the date of the first regulatory approval for a product in any of the Asian Territories. In exchange for the Inex License Agreement, the Company received a $300,000 up-front license fee. In addition, the Company was entitled to receive milestone payments of up to $775,000 based upon the completion of certain clinical trials and a 5% royalty on the net sales of applicable products using the Company’s aNK cells. No milestone payments or royalties have ever been due or received under this agreement.

In May 2012, the Company acquired 57,000 shares of Inex Bio for $248,541, which represented 22.2% of the then outstanding shares of Inex Bio. At that time, Inex Bio had only one other stockholder and one option holder (the “Third Party Stockholders”).

In February 2015, following Dr. Soon-Shiong, the Company’s chief executive officer and one of the Company’s directors, joining the Company, the Company determined that reacquiring the rights licensed to the Asian Territories was of strategic importance to the Company’s future potential commercial strategy. Dr. Soon-Shiong and Dr. Ji, one of the Company’s other directors, helped facilitate the Company’s reacquisition of these rights through the acquisition of Inex Bio, using their relationships with the Third Party Stockholders. Drs. Soon-Shiong and Ji facilitated the acquisition through the formation of InexBio Holdings (“Holdings”) which purchased the Inex Bio shares not previously owned by the Company from the Third Party Stockholders (as described in greater detail below). Cambridge, an entity in which Dr. Soon-Shiong is the sole member of its general partner, and Eragon Ventures, LLC, an entity of which Dr. Ji was managing member, each owned fifty percent (50%) of Holdings.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

July 15, 2015

In February and March 2015, Holdings paid $1.1 million in cash to the Third Party Stockholders to acquire a 67.3% interest in Inex Bio. Following this transaction, the Company owned a 22.2% interest in Inex Bio, Holdings owned a 67.3% interest in Inex Bio and the Third Party Stockholders held the remainder of the Inex Bio shares. The Company believed that it was in the Company’s best interest for Holdings to acquire the shares directly from the Third Party Stockholder because of Dr. Soon-Shiong’s and Dr. Ji’s existing relationships with the stockholders and the Company’s belief that this would be the quickest manner to effect the acquisition and at the lowest price.

On March 30, 2015, the Company entered into a Stock Purchase Agreement (the “Inex Stock Purchase Agreement”) with Holdings and the Third Party Stockholders pursuant to which the Company acquired all the remaining outstanding shares of Inex Bio not previously held by the Company for cash consideration of $8.0 million and the issuance of warrants to purchase 3,202,593 shares of the Company’s Class A common stock with an exercise price of $2.00 per share. The Company paid (1) approximately $1.5 million in cash and warrants to purchase 593,072 shares of the Company’s Class A common stock valued at approximately $5.2 million to the Third Party Stockholders; and (2) approximately $6.5 million of cash and a warrant to purchase 2,609,520 shares of the Company’s Class A common stock valued at approximately $22.7 million to Holdings.

The purpose of providing the warrants in the acquisition was primarily to avoid the Company having to use additional cash consideration for the acquisition. In addition, the subsequent exercise of the warrants by Holdings and the Third Party Stockholders provided the Company with additional cash for the Company’s own operations. Subsequent to the closing of the transaction, Holdings exercised its warrant issued pursuant to the transaction and received 2,609,520 shares of the Company’s Class A common stock and in return the Company received cash consideration of approximately $5.2 million. Similarly, the Third Party Holders exercised their warrants issued pursuant to the transaction and received 593,072 shares of the Company’s Class A common stock and in return the Company received cash consideration of approximately $1.2 million.

The Company recorded compensation expense for the portion of the cash and warrants issued to Holdings that exceeded the fair value of the shares acquired consistent with ASC Topic 718. More specifically, the Company recorded $22.7 million of stock-based compensation and $5.4 million of cash compensation to Drs. Soon-Shiong and Ji as a result of acquiring their interest in Inex Bio and their assistance in negotiating the acquisition of Inex Bio from the Third Party Stockholders.

The Company advises the Staff that from the time the Company entered into the InexBio License Agreement in April 2012 through the date the Company acquired all of the remaining outstanding shares of Inex Bio in March 2015, Inex Bio was a shell company established to hold the Inex License Agreement. The Company advises the Staff that Inex Bio held the Inex License

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

July 15, 2015

Agreement for the Asian Territories and had minimal other assets and liabilities. Inex Bio had no employees and had conducted no research and development activities during this period. The Company was provided with representations and warranties regarding these facts in the Inex Stock Purchase Agreement.

In determining whether the acquisition of Inex Bio qualified as an acquisition of a business, the Company considered the definition of a business in the Accounting Standards Codification (the “ASC” or the “Codification”). The Codification defines a business as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members or participants. ASC paragraph 805-10-55-4 further provides that a business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. ASC paragraph 805-10-55-5 makes it clear that to be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements: (1) inputs and (2) processes applied to those inputs, which together are or will be used to create outputs.

The Company considered the following factors in determining that the transaction with Inex Bio did not consist of inputs and processes which are necessary to qualify as a business:

•	Inputs – Inex Bio only had the rights to aNK cells in Asian Territories that it had previously licensed from the Company. Inex Bio had no regulatory approvals to start any clinical trials in any of the Asian Territories covered by the Inex License Agreement. The Company acquired nothing more than minimal cash and the rights to developed technology since that is all Inex Bio had. Inex Bio had no other assets such as inventory, customer lists and other assets.

•	Processes – Inex Bio had no employees or manufacturing capabilities, so the Company did not acquire either from Inex Bio in the transaction. In addition, Inex Bio had no processes in place, nor were the processes available in the Company or contractually through third parties. As a result, the Company will need to develop a wide range of critical processes necessary to eventually generate outputs, including among other things the following:

1. Development of a plan for clinical trials;

2. Development of necessary scientific protocols and procedures;

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

July 15, 2015

3. Hiring of employees with the relevant know-how to conduct clinical trials, or contracting with other organizations to obtain this know-how and experience;

4. Production of manufacturing capabilities, or contracting with other organizations to obtain such manufacturing capability; and

5. Applicable regulatory approval in the various Asian Territories.

The factors above led the Company to conclude that it did not acquire inputs and processes that are capable of producing outputs as a result of the acquisition of Inex Bio. The Company performed this analysis from the perspective of a market participant. That is, any market participant, not just the Company, would have had to expend significant time and effort on inputs to develop processes in order to create outputs capable of providing a return in the form of dividends, lower costs, or other economic benefits directly to the Company’s investors or other owners, members or participants. Therefore, the Company concluded that it purchased an asset from Inex Bio rather than acquired a business.

The Company determined the purchase price as follows:

Consideration to Third Parties	Amount
Cash paid by Holdings to Third Party Stockholders	$1,100,000
Cash paid by the Company to Third Party Stockholders	$1,481,481
Value of warrants for Company Class A common stock issued to Third Party Stockholders	$5,169,895

Purchase price	$7,751,376

The Company has allocated the purchase price as follows:

Allocation of Purchase Price	Amount
Reacquired rights	$7,197,756
Cash received	$763,462
Investment in Inex Bio	$(220,850)
Other assets	$12,208
Accounts payable	$(1,200)

Allocation of purchase price	$7,751,376

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

July 15, 2015

The Company advises the Staff that no patents covered by the Inex License Agreement were issued at the time of the acquisition and none have been issued since. The license solely covers pending patent applications at this time. The next action date of a covered pending patent application in the Asian Territories subject to the license is in 2019. Thus, the Company will amortize the value of reacquired rights over four years, which is the period until the next action date of the pending patent application in the Asian Territories.

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In response to the Staff’s oral comment regarding Franklin Templeton’s indication of interest disclosed on the cover of the prospectus, the Company advises the Staff that in reliance on Section 5(d) of the Securities Act of 1933 and consistent with the types of communications allowable under the JOBS Act, the Company had a testing-the-waters meeting with funds managed by Franklin Templeton regarding the Company and its proposed initial public offering. Subsequent to this meeting, the Franklin Templeton entities orally communicated to the Company that they had preliminary interest in potentially purchasing approximately $45.0 million of shares of the Company’s common stock in the Company’s proposed initial public offering. As disclosed in the Registration Statement, the Company advises the Staff that this preliminary indication of interest is not a binding agreement or commitment to purchase, the underwriters may determine to sell more, fewer or no shares in the offering to the Franklin Templeton entities, or any of these entities may determine to purchase more, fewer or no shares in the offering. Only at the conclusion of the Company’s initial public offering roadshow utilizing a statutory prospectus will be the actual initial public offering price and deal size be determined, investor orders be taken and shares allocated to investors in the proposed initial public offering.

*    *    *

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

July 15, 2015

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 350-2308.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Martin J. Waters

Martin J. Waters

cc:	Patrick Soon-Shiong, NantKwest, Inc.
Barry J. Simon, NantKwest, Inc.
Daniel R. Koeppen, Wilson Sonsini Goodrich & Rosati, P.C.
Sean M. Clayton, Cooley LLP
Charles S. Kim, Cooley LLP